Exhibit 99.1

LETTER TO SHAREHOLDERS

To our shareholders,

The transportation sector is undergoing a profound transformation, with the industry expected to change more in the next ten years than it has in the past one hundred. The Paris Climate Accord signals a strong call to action with more than 175 countries committing to large greenhouse gas (“GHG”) emissions reductions over the next 15 years. The increasing availability of low-carbon fuels, the rise of a poly-fuel economy with natural gas, electric vehicles, biofuels, and hydrogen competing with diesel and gasoline, continued technological advancements and breakthroughs on both incumbent and new powertrains, the participation of non-traditional industry players like Google and Apple with capital to invest in autonomous vehicles, and the emergence of new transportation companies like Uber have already begun to influence how people and freight are moved, and how and where we live.

Our 2015 strategy was crafted to ensure that Westport maintains its position as the global leader in alternative fuel solutions for the transportation sector. There were four key elements to this strategy and we had confidence in our ability to achieve them despite macro headwinds in multiple end markets. We are pleased to report our progress this year.

Firstly, Westport is about advanced technology. The first-generation of natural gas vehicles are now well established in the marketplace-with many delivered through our joint ventures or incorporate Westport proprietary components-and with some major customers now having years of experience, we believe the market opportunity is becoming clear. Customers know what to expect and are demanding alternative fuel solutions that have the performance, cost, and emissions characteristics to match the best diesel- and gasoline-powered products currently available.

We will continue to invest in our technology portfolio to deliver the best product solutions to our original equipment manufacturer (“OEM”) customers, who will in turn launch world-leading products that shift the world from its reliance on petroleum-based fuels. In 2015, for example, we launched the next-generation vehicles with Volvo Car and Ford F-150 pickup trucks powered by Westport WiNG™ Power System. As urban air quality remains a critical environmental challenge in key markets, we are particularly proud of the announcement for the Cummins Westport ISL G Near Zero NOx natural gas engine launch, because this product will reduce the already low NOx emissions from our current Cummins Westport Inc. (“CWI”) engines by another 90%.

We continue to invest heavily in delivering the Westport high pressure direct injection (“Westport™ HPDI”) 2.0 program to meet the performance and durability standards demanded by our OEM customers. We also announced a new alliance with AVL of Austria and successfully advanced or completed technology proof of concept studies with new OEM partners. The Westport™ HPDI 2.0 program is on schedule, on budget, and expected to be ready for field test trucks in late 2016, with early production trials commencing in 2017 with our first demonstration customers. Given the challenge of economically replacing the energy density of fossil fuels, we believe Westport™ HPDI 2.0 remains the only viable alternative fuel solution for heavy-duty vehicles in the market today.

Secondly, we said we would rationalize and consolidate our current product portfolio to reduce cost, improve margin, ensure customer value and leading price performance, and achieve full system sales beyond individual component sales. We delivered examples of this in 2015, and the process will continue as we complete our proposed merger with Fuel Systems Solutions, Inc. ("Fuel Systems") and rationalize our joint product offerings.

Thirdly, we committed to identifying and executing the sale of non-core assets. We have reached satisfactory terms with several counterparties, including the previously announced asset sale to Cartesian Capital Group. We will announce details as these transactions close and continue to do so throughout 2016 as we reach for synergies following the anticipated merger with Fuel Systems.

Finally, as we make the transition from a research and development company to a growing and profitable operating company, we made relentless progress to drive cost efficiencies and reduce our global overhead expenses. This year was a challenge due to currency volatility and the tremendous uncertainty of global energy prices. However, while some lines of business were seriously impacted by market conditions, we were still able to reduce our operating expenses by $37 million for the year, compared to 2014. This came through cost discipline, prioritization of investments, improved efficiencies, and some favourable currency exchange factors.

As a result, the Westport Operations business unit’s adjusted EBITDA improved significantly to a $1.7 million loss in Q4 2015, compared with $11.6 million in Q4 2014, an 85% improvement. This is despite a drop in revenue year-over-year (partly as a result of our product line reduction process). Our cash used in operations during the year saw a similarly dramatic improvement with $46.8 million used in the year, compared with $97.6 million in 2014, an improvement of 52%. CWI delivered a particularly strong financial performance after two years of warranty reserve adjustments. In addition, CWI had two important new product announcements that will position us for a strong performance in 2016.

After the year-end, we strengthened our balance sheet through a strategic financing with Cartesian Capital Group and the sale of non-core assets. This solid foundation is expected to be further bolstered following completion of the proposed merger with Fuel Systems. We expect that our proposed merger with Fuel Systems will improve both companies’ competitive positioning across the spectrum going forward. We believe we will have strong offerings at the low-cost end of the spectrum, as well as unique technologies, such as Westport™ HPDI 2.0, for customers demanding the same efficiency, emissions, and engine performance as diesel. We believe that we will have distinctive systems development capabilities for OEMs who are now looking to move into the next generation of differentiated products.

In 2016, we will continue to advance our strategy and focus on the key elements that will drive success which include:

•	Completion of the proposed Fuel Systems merger including associated integration;

•	Advancement of Westport™ HPDI 2.0 to commercialization;

•	Continued rationalization of our portfolio, while maintaining openness to market growth opportunities;

•	Strengthening of our balance sheet; and

•	Relentless pursuit of finding cost efficiencies and lowering expenses.

The transportation sector is facing unrelenting pressure to innovate on engine and vehicle performance, find cost reductions, and reduce emissions. The global focus on greenhouse gases also introduces a new opportunity for Westport. Our technologies present the right solutions to OEMs, with the economic benefits of using a less expensive and even renewable fuel like renewable natural gas. According to the California Air Resources Board Low Carbon Fuel Standard reporting tool, more than 50% of natural gas vehicles in California are now powered by renewable natural gas from landfills, dairies, and other sources, rather than fossil natural gas. This is a global trend that we expect to grow rapidly.

With the compelling performance of next-generation natural gas vehicles, increased product choice, and emissions reductions benefits, we believe that Westport is well-positioned in key markets and segments as policy makers and OEMs bring more alternative fuel solutions into the transportation energy mix.

We look forward to continuing to develop our global business in 2016, and progressing our vision of a diverse transportation energy mix powered by clean, low-carbon, inexpensive natural gas. On behalf of our Board of Directors, the management team and employees around the world, thank you for your continued interest and support for Westport.

Sincerely,

David R. Demers	Ashoka Achuthan
Chief Executive Officer	Chief Financial Officer

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